Mobilicom Limited

1 Rakefet Street

Shoham, Israel 6083705

October 19, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	Mobilicom Limited (CIK 0001898643) Registration Statement No. 333-274929 on Form F-3 (the “Registration Statement”)

Ladies and Gentlemen:

Mobilicom Limited (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), so that it may become effective on October 23, 2023 at 4:00 p.m., Eastern Time, or as soon thereafter as is practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to our counsel, Greenberg Traurig, P.A., by calling David Huberman at +1 312.364.1633.

Very truly yours,

MOBILICOM LIMITED

By:	/s/ Oren Elkayam
Oren Elkayam Chairman of the Board of Directors